Exhibit 99.2

RADWARE LTD.

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON THURSDAY, SEPTEMBER 6, 2018

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday September 6, 2018, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.	To re-elect Messrs. Yehuda Zisapel and Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2021;

2.	To re-elect Mr. David Rubner as an external director of the Company for a period of three years;

3.	To approve grants of restricted stock units to the President and Chief Executive Officer of the Company;

4.	To approve the renewal of the Company's Compensation Policy for Executive Officers and Directors (without any changes);

5.	To approve net (cashless) exercise of stock options under the Company’s stock option plan;

6.	To approve modifications in the structure of the annual bonus to the President and Chief Executive Officer of the Company; and

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will:

8.	Present and discuss the financial statements of the Company for the year ended December 31, 2017 and the Auditors’ Report for this period; and

9.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on August 8, 2018 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: August 2, 2018
IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of the Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
 TEL AVIV 6971917, ISRAEL

_____________________

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

_____________________

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 par value per share (the "Ordinary Shares") of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2018 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2018 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Thursday September 6, 2018 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

• "we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

• "dollars" or "$" are to United States dollars;

• "NIS" or "shekel" are to New Israeli Shekels;

• the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

• the "SEC" are to the United States Securities and Exchange Commission; and

• "2018 Annual Report" are to the annual report on Form 20-F we filed with the SEC on March 28, 2018.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Messrs. Yehuda Zisapel and Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2021;

2.	To re-elect Mr. David Rubner as an external director of the Company for a period of three years;

3.	To approve grants of restricted stock units to the President and Chief Executive Officer of the Company;

4.	To approve the renewal of the Company's Compensation Policy for Executive Officers and Directors (without any changes);

5.	To approve net (cashless) exercise of stock options under the Company’s stock option plan;

6.	To approve modifications in the structure of the annual bonus to the President and Chief Executive Officer of the Company; and

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will:

8.	Present and discuss the financial statements of the Company for the year ended December 31, 2017 and the Auditors’ Report for this period; and

9.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 9, 2018 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•   By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•   By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•   By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

RECORD DATE; QUORUM; VOTING RIGHTS ETC.

Record Date

Only shareholders of record at the close of business on August 8, 2018, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of July 23, 2018, the Company had issued and outstanding 45,293,430 Ordinary Shares (excluding 9,750,910 treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, not later than 10 days prior to the Meeting, i.e., by August 27, 2018. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC's website at http://www.sec.gov.

SECURITY OWNERSHIP BY CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 23, 2018, (i) the number of Ordinary Shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Senvest Management, LLC (1)	5,881,191	12.98%
Cadian Capital Management, LP (2)	2,704,216	5.97%
Nava Zisapel (3)	2,860,776	6.32%
Yehuda Zisapel (4)	2,291,108	5.05%
Roy Zisapel (5)	2,329,312	5.04%
All directors and executive officers as a group (14 persons including Yehuda Zisapel and Roy Zisapel) (6) (7)	4,990,420	10.91%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

** The percentages shown are based on 45,293,430 Ordinary Shares issued and outstanding (excluding 9,750,910 treasury shares), as of July 23, 2018.

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in the Amendment No. 13 to Statement on Schedule 13G filed with the SEC by Senvest on February 12, 2018.

(2) This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP , Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2018.

(3) Of the Ordinary Shares beneficially owned by Ms. Nava Zisapel, (i) 2,592,943 are held directly; and (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel. As noted in note 1 in “Item 6E – Share Ownership” of our 2018 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The information regarding Mr. Yehuda Zisapel’s share holdings is based on information provided in the Amendment No. 3 to Statement on Schedule 13D filed with the SEC by Mr. Yehuda Zisapel and Ms. Nava Zisapel on February 26, 2018.

(4) Of the Ordinary Shares beneficially owned by Mr. Yehuda Zisapel (i) 1,983,275 are held directly by Yehuda Zisapel; (ii) 40,000 options to purchase Ordinary Shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021; and (iii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Yehuda Zisapel and 50% by Nava Zisapel. As noted in note 1 in “Item 6E – Share Ownership” of our 2018 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) Consists of 1,429,312 Ordinary Shares and 900,000 options to purchase Ordinary Shares, which options are fully vested or will become fully vested within the next 60 days. The options consist of (i) 800,000 options at an exercise price of $13.89 which expire in December 2018, and (ii) 100,000 options at an exercise price of $15.33 which expire in January 2021.

(6) Consists of 3,680,420 Ordinary Shares and 1,310,000 options to purchase Ordinary Shares, which options are fully vested or which will become fully vested within the next 60 days. The options consist of  (i) 20,000 options at an exercise price of $14.38 which expire in January 2022, (ii) 10,000 options at an exercise price of $15.19 which expire in September 2018, (iii) 860,000 options at an exercise price of $13.89 which expire in December 2018,  (iv) 40,000 options at an exercise price of $14.32 which expire in December 2018, (v) 10,000 options at an exercise price of $16.07 which expire in June 2019, (vi) 20,000 options at an exercise price of $17.87 which expire in November 2019, and (vii) 95,000 options at an exercise price of $14.00 which expire in April 2021, (viii) 20,000 options at an exercise price of $13.43 which expire in December 2021, (ix) 35,000 options at an exercise price of $12.46 which expire in September 2021,and (x) 200,000 options at an exercise price of $15.33 which expire in January 2021. In addition, Nava Zisapel directly holds 2,592,943 Ordinary Shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

 (7) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such party,  which are vested or shall become vested within 60 days of the date of this proxy statement) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this proxy statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in our Annual Report on Form 20-F and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1
RE-ELECTION OF TWO CLASS I DIRECTORS
(Item 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I (if elected) will serve for a term ending on the date of the annual general meeting for the year 2021; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2019; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2020.

The term of service of Mr. Yehuda Zisapel, the Chairman of our Board of Directors, and Mr. Avraham Asheri, the two directors in Class I, expires on the date of the Meeting. We are proposing to re-elect Mr. Yehuda Zisapel and Mr. Avraham Asheri at the Meeting, such that their term will expire at the annual general meeting for the year 2021. These nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules. In addition, our Audit Committee and Board of Directors confirmed that, in light of Mr. Asheri’s expertise and special contribution to the work of the Board of Directors and its committees, his reelection at the Meeting would be beneficial to the Company.

We currently have a board of seven (7) directors, including two external directors. Subject to the re-election of the nominees (in this Item 1), we expect to have, following the Meeting, a board of seven (7) directors, including the two external directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Yehuda Zisapel, 76, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See “Item 4C – Organizational Structure” of our 2018 Annual Report. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Avraham Asheri, 80, has served as a member of our Board of Directors since July 2009. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee and serves as a member of the board of directors of Mishkenot Sha’ananim and as the Chairman of its Finance Committee. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” If elected, Mr. Yehuda Zisapel and Mr. Avraham Asheri will continue to be entitled to receive the compensation we pay to our directors described below under “Executive Compensation” (including the grant of stock options described thereunder). They have also been provided with indemnification letters.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Yehuda Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2021;" and

RESOLVED, that Mr. Avraham Asheri is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2021.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as directors.

The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

Roy Zisapel*, 47, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Joel Maryles*, 59, has served as a member of our Board of Directors since January 2014. He held numerous senior positions in the financial sector over the past three decades.  Mr. Maryles was a Partner at OurCrowd from 2015 to 2018. From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors. Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

Yael Langer**, 53, has served as a member of our Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998 Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on Nasdaq and the Tel-Aviv stock markets. From 1995 to 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From 1993 until 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

Prof. Yair Tauman ***, 69, has served as a member of our Board of Directors since October 2010. He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor in Kellogg School of management at Northwestern University.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of other public and private companies from different sectors, including online auctions, education and IT. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

See also Item 2 below regarding the proposed re-election of Mr. David Rubner.

_______________________

* Member of Class II
** Member of Class III
*** External Director

 For information concerning the practices of the Board of Directors, Audit Committee and Compensation Committee, see Item 6C of our 2018 Annual Report

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2017 and 2018*:

Name of Body	No. of Meetings in 2017 and 2018 **	Average Attendance Rate
Board of Directors	17	93%
Audit Committee	11	95%
Compensation Committee	10	98%

* Excludes ad-hoc committees.
** Including meetings through July 31, 2018

Each director attended at least 80% of all Board meetings.

Executive Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, or our Compensation Policy, and in November 2015, our shareholders approved several modifications thereto. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all compensation we paid or accrued with respect to all of our directors and officers as a group for the periods indicated. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2016 - All directors and officers as a group, consisting of 14 persons*	$2,645,000	$389,500
2017 - All directors and officers as a group, consisting of 14 persons**	$3,604,100	$504,900

*  All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2016. These being the 14 individuals listed in the table in Item 6A of our 2018 Annual Report.

** All directors and executive officers as a group, consisting of 14 persons for the year ended December 31, 2017. These 14 individuals are listed in the table in Item 6A of our 2018 Annual Report.

During 2017, we granted to our directors and officers listed in Item 6A of our 2018 Annual Report, in the aggregate, 6,000 restricted stock units, or RSUs, at a grant date fair value of $14.68 and options to purchase 382,500 Ordinary Shares at a weighted average exercise price per share of $15.79. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $4.5 per option.

For information concerning the annual compensation earned during 2017 by our five most highly-compensated executive officers, see Item 6B of our 2018 Annual Report, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below. See also Items 3 to 6 in this proxy statement.

Compensation of Directors

Our non-employee directors (including external directors) are entitled to the following compensation: (a) a retainer fee of NIS 120,800 (currently equivalent to approximately $34,600) per year of service; and (b) per meeting remuneration as follows: (i) NIS 3,600 (currently equivalent to approximately $1,030) for each board or committee meeting attended, provided that the director is a member of such committee; (ii) compensation for telephonic participation in face to face board and committee meetings in an amount of 60% of what is received for physical participation; and (iii) compensation for board and committee meetings held via teleconference or other electronic means without physical participation in an amount of 50% of what is received for physical meeting. All the foregoing amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, each of our non-employee directors (including external directors) is entitled to a grant of options under our stock option plans to purchase 20,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 60,000 Ordinary Shares, which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company's Board of Directors on such date. The grant is made on the date of the director's election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 Ordinary Shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders in 2011, which is publicly available as Exhibit 1.2 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.

ITEM 2
RE-ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel, such as Radware, are required to appoint at least two external directors. However, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder, such as Radware, may (but are not required to) elect to opt out of the requirement to maintain external directors or retain external directors and opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees. After considering this matter, we have decided not to elect to opt out of any such requirements at this time.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with:

•	the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or

•
a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Radware, any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

     The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

The external directors must be elected by the shareholders. The initial term of an external director is three years and the term may be extended for up to two additional three-year terms, or a total of nine years. Thereafter, in a company whose shares are listed for trading on, among others, the Nasadq Global Select Market, such as Radware, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise,” except that companies whose shares are registered for trade outside of Israel, such as Radware, may instead have one of its other independent directors qualify as having "accounting and financial expertise", as long as all the external directors have “professional qualifications”.  The Board of Directors of the Company has determined that Mr. Avraham Asheri, one of our continuing independent directors, has “accounting and financial expertise” as well as “professional qualifications”, and that each of Mr. David Rubner and Prof. Yair Tauman has "professional qualifications". In addition, the Board of Directors has determined that each of Prof. Yair Tauman, Mr. Maryles, Mr. Rubner and Mr. Asheri qualifies as an independent director under the SEC and Nasdaq rules.

For additional information about the legal requirements that apply to external directors, please see Item 6C of our 2018 Annual Report.

Mr. Rubner was elected as an external director of the Company in November 2015 for a third three-year term that expires on November 4, 2018. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the Meeting to reelect Mr. Rubner as an external director for an additional term of three years that will commence on November 4, 2018. In addition, our Audit Committee and Board of Directors confirmed that, in light of Mr. Rubner’s expertise and special contribution to the work of the Board of Directors and its committees, his reelection at the Meeting would be beneficial to the Company.

The Company has received a declaration from the candidate, confirming his qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that the candidate satisfies the requisite “professional qualifications” described above. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” If re-elected, Mr. Rubner will be entitled to the compensation described under "Executive Compensation" in Item 1 above (including the grant of stock options described thereunder). He has also been provided with indemnification letter.

The following biographical information of the nominee is based upon the records of the Company and information furnished to it by the nominee.

David Rubner, 78, has served as a member of our Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and Chairman of the Board of Novelsat, Ltd. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Eltek Ltd. and other private companies. He also serves on the boards of trustees of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. David Rubner is hereby re-elected to serve as an external director of the Company for a period of three years commencing on November 4, 2018."

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder.  A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer but (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder. However, as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law and, consequently, the Company is not aware of any shareholder that should indicate it has such a personal interest.

Since all of the Company’s shareholders are expected to confirm the same and to avoid confusion, the enclosed form of proxy includes a certification that you are NOT a "controlling shareholder" and do NOT have a "personal interest" in this matter as a result of your relationship with a controlling shareholder – Please confirm the same by checking the "CONFIRMED" box in Item 2a of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7153; fax number: +972-3-766-8982 or email gadim@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

ITEM 3
EQUITY-BASED GRANTS TO
THE CHIEF EXECUTIVE OFFICER
(Item 3 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including grant of stock options and RSUs, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

The last time we granted equity-based awards to Mr. Zisapel was in 2015, when we granted him options to purchase up to 200,000 of our Ordinary Shares, with an exercise price of $15.33 per share and which vest over a period of four years. The fair market value of the 2015 grant (using the Black-Scholes model) per each year of vesting was approximately $0.25 million.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries) are as follows:

•	Gross base salary in NIS equivalent to $300,000 per annum;

•
An additional quarterly payment of $25,000, effective as of the January 1, 2012, for Mr. Zisapel’s additional duties and tasks in the U.S. as manager of our entire on-going North America activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position;

•	Annual bonus of up to $400,000 (or the equivalent in NIS). For additional details, see Item 4 below;

•	Company car and all related expenses, except related taxes;

•	Contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance;

•	Vacation and recreation pay;

•	Education Fund (“Keren Hishtalmut”); and

•	Medical insurance.

In addition, Mr. Zisapel is granted from time to time equity-based compensation.

As more fully described under "Executive Compensation" in Item 1 above, the compensation granted to Mr. Zisapel in 2017 in terms of cost to the Company (as recognized in our financial statements for the year ended December 31, 2017), was as follows:

Salary	Bonus	Equity-Based Compensation	All Other Compensation	Total
$425,000	$272,000	0	$113,000	$810,000

For additional details regarding compensation payable to Mr. Zisapel, see under "Executive Compensation" in Item 1 above.

Proposed Revisions to CEO Compensation – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In recognition of the importance of Mr. Zisapel’s services to the Company and taking into account, among other factors, the overall compensation level of other senior managers in the industry, our Board of Directors has approved, following the recommendation and approval of our Compensation Committee, to approve a grant of RSUs as described below and to modify the structure (as opposed to size) of his annual bonus, as more fully described in Item 6 below.

In approving the proposed changes to Mr. Zisapel's compensation, our Compensation Committee and Board of Directors considered various factors, including the following:

✓
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, drive our on-going shift into our cloud-based and subscription offering model and leading our M&A activities (including the recent acquisition of Seculert).

✓
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, see below the charts indicating our Company’s growth in the past several years and the shareholder value created in that period:

(*) Non-GAAP Total deferred revenues (including uncollected billed amounts offset against trade receivables balance) amounted to $101.2 million and $147.7 million in 2015 and 2017, respectively.

✓	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's base compensation has not been modified since 2012 and will remain at the same level;

o
Mr. Zisapel's annual bonus has not been modified since November, 2015 and will remain at the same level (the proposal in Item 6 below does not contemplate a change in the size thereof, only the structure); and

o	the last time we granted equity-based awards to Mr. Zisapel was in November, 2015, almost three years ago.

✓
The Compensation Levels of other Senior Managers in our Industry. In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed benchmark information relating to the compensation of chief executive officers of peer group companies.

✓
Performance-Based and Retention Incentives. The proposed equity-based grants contain inherent incentives to reward for performance and the structure of the equity-based grants also include important retention incentives.

✓
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel as well as factors set forth in the Companies Law.

If approved, the vast majority of the compensation received by Mr. Zisapel under his proposed annual compensation terms, is not guaranteed at the date of award and is tied to his continued employment as well as our share price (through the proposed equity-based grant) and operating results (the annual cash bonus), assuring a strong correlation between pay and performance:

❖	In 2015, 2016 and 2017, approximately 39%, 41% and 49% of Mr. Zisapel's compensation was attributed to such variable components.

❖
If the proposed equity-based grant pursuant to this Item 3 is approved (the change contemplated by Item 6 in the structure of the annual bonus will not affect the mixture of elements), approximately 66% of Mr. Zisapel's compensation would be attributed to such variable, performance-based, components.

Proposed Grant of Equity-Based Awards

We propose to grant Mr. Zisapel 90,000 RSUs, as follows:

•	45,000 RSUs, to which we refer as the time-based RSUs, shall vest on the following terms:

o	22,500 RSUs shall vest two years after the date of the Annual General Meeting,
o	11,250 RSUs shall vest three years after the date of the Annual General Meeting and
o	the balance of 11,250 RSUs shall vest four years after the date of the Annual General Meeting.

•
45,000 RSUs, to which we refer as the performance-based RSUs, shall be earned based on the Company’ closing share price on Nasdaq reaching $29.00 or more for 30 consecutive trading days following the date of the Annual General Meeting. Upon reaching the threshold performance, the performance-based RSUs shall vest on the following terms:

o	22,500 RSUs shall vest two years after the date of the Annual General Meeting,
o	11,250 RSUs shall vest three years after the date of the Annual General Meeting and
o	the balance of 11,250 RSUs shall vest four years after the date of the Annual General Meeting.

•
Consistent with our Compensation Policy, the annual fair market value of the proposed RSUs grants, as measured on the date of the grant, regarding the value of the RSUs, may not exceed $1.5 million (the “Cap”), which is the equivalent of five (5) annual salaries of the CEO per year of vesting, on a linear basis. Based on a price per share of $27.63 (the last reported sale price of our Ordinary Shares on Nasdaq), the annual fair market value of the grant per each year of vesting is currently $0.6 million. For the sake of clarity,  if the fair market value on the date of grant exceeds $1.5 million per year, the number of RSUs (both the time-based RSUs and the performance-based RSUs) will be reduced on a pro rata basis so that it does not exceed the Cap.

•
All other terms and conditions in connection with the above RSUs shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (the "ESOP"), including, without limitation, expiration period of 62 months after the grant date, net (cashless) exercise and exercisable periods following cessation of service.

The grant date total fair value of the proposed RSUs grants, is, as of the date hereof, approximately $2.4 million.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above. For details about Mr. Roy Zisapel’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the grant of RSUs to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Item 3 of the Company’s Proxy Statement for the 2018 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal. Please confirm that you do you DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box in Item 3a of the proxy card. If you do have a personal interest in Proposal 3, check the "NO" box in Item 3a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7153; fax number: +972-3-766-8982 or email gadim@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 4
RENEWAL OF COMPENSATION POLICY
FOR EXECUTIVE OFFICERS AND DIRECTORS
(Item 4 on the Proxy Card)

 Background

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, are required to adopt a policy governing the compensation of "office holders" (as defined in the Companies Law). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted by the shareholders.

Pursuant to the Israeli Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders, in that order, and if the term of the compensation policy if for more than three years, it must be re-approved in such manner every three years. On November 5, 2015, the Company’s shareholders approved several amendments to our Compensation Policy and, by November 4, 2018, we are generally required to adopt or renew the Compensation Policy.

In July 2018, our Board of Directors approved, following the recommendation of the Compensation Committee, that no additional changes are required to the Compensation Policy.

In approving the renewal of the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

A copy of the current Compensation Policy is attached as Appendix A hereto.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the Company's Compensation Policy for Executive Officers and Directors, in its current form (i.e., without changes)."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our office holders are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal. Please confirm that you do you DO NOT have a "personal interest" in Proposal 4 by checking the "YES" box in Item 4a of the proxy card. If you do have a personal interest in Proposal 4, check the "NO" box in Item 4a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-3-766-8610; fax number: +972-72-391-7153 or email gadim@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 5
NET (CASHLESS) EXERCISE OF STOCK OPTIONS
 UNDER THE COMPANY’S STOCK OPTION PLAN
(Item 5 on the Proxy Card)

Background

Our Key Employee Share Incentive Plan (1997), as amended (the "Plan"), allows us to determine the method of exercise of stock options granted thereunder.

In July 2018, our Board of Directors has approved, following the recommendation and approval of our Compensation Committee, to approve that, subject to approval by our shareholders and unless otherwise determined, all outstanding and future Company stock options may be exercised also through net (cashless) exercise, which means that the holders of stock options will be able to exercise the stock options by directing the Company to deduct from the Ordinary Shares issuable upon exercise of their stock options a number of Ordinary Shares having an aggregate fair market value based on the closing prices of our Ordinary Shares (currently determined to be an average of closing prices over a period of 30 consecutive trading days prior to the exercise), equal to the sum of the aggregate exercise price therefor, whereupon the Company shall issue the holder the net remaining number of Ordinary Shares after such deductions.

Our Board of Directors understands it is beneficial to take a disciplined approach in managing the long -term effects of equity incentive  grants  and  intends to take a more balanced approach of earnings- per- share  dilution  as  the  Company  aims to balance  the requirements associated with its equity compensation program with the effect on dilution. Our Board of Directors continues to review the Company's equity compensation practices, including in light of evolving regulatory conditions and changes in best practices.

In approving the aforesaid exercise method of stock options to all our directors, executive officers and employees, our Compensation Committee and Board of Directors considered various factors, including the following:

•	a net exercise to all option holders will allow less dilution to the Company shareholders. For example:

	Current	Net Cashless Exercise
Exercised Options	100	100
Exercise Price	$12.5	$12.5
Market price @ time of exercise	$25	$25
Cash equivalent to Employee	$1,250	$1,250
Total new RDWR shares issued	100	50

•
The aggregate effect of such a net exercise, if applied or applied and exercised in such manner to all of our directors, executive officers and employees will be to reduce our total equity compensation dilution (i.e., the number of ordinary shares underlying equity-based awards to such personnel compared to the total outstanding shares) from approximately 13.2% (as of June 30, 2018) to below 10%.

•
net exercise allows holders to capitalize on the appreciation in our stock price without the need to sell our shares (other than, possibly, in order to cover for taxes imposed in connection therewith); and

Because a portion of the outstanding stock options is held by our directors, including our Chief Executive Officer (for details, see under the caption “Security Ownership by Certain Beneficial Owners and Management"), the aforesaid change in the method of exercise available for stock options requires us to seek shareholder approval. It is hereby clarified that, even if shareholder approval is not obtained for the proposal in this Item 5, we may nevertheless determine to allow net (cashless) exercise to all holders of stock options, other than to our directors.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the method of exercise of the Company's stock options available for our directors (as may serve from time to time), as described in Item 5 of the Company’s Proxy Statement for the 2018 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that, with respect to the Company's chief executive officer, either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal. Please confirm that you do you DO NOT have a "personal interest" in Proposal 5 by checking the "YES" box in Item 5a of the proxy card. If you do have a personal interest in Proposal 5, check the "NO" box in Item 5a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7153; fax number: +972-3-766-8982 or email gadim@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 6
 STRUCTURE OF ANNUAL BONUS TO THE CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

 Background

Under the Companies Law, the terms of compensation, including annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries), which are set forth under "Executive Compensation" and Item 3 above, include an annual bonus of up to $400,000 (or the equivalent in NIS), whereby the Compensation Committee, subject to approval of the Board of Directors, will have the final authority to determine whether the Chief Executive Officer is entitled to any portion thereof (including what, if any, portion thereof should be reduced and/or deferred), upon achievement of the following milestones and criteria:

o
Revenues: Achievement of the revenues target set in the annual budget of the Company approved by the Board of Directors for the applicable year (the "Annual Budget") will entitle our Chief Executive Officer to up to 25% of the annual bonus;

o	Profitability: Achievement of the profitability target set in the Annual Budget will entitle our Chief Executive Officer to up to 20% of the annual bonus;

o	Business Development: Achievement of the business development targets set in the Annual Budget will entitle our Chief Executive Officer to up to 15% of the annual bonus;

o
Product Development: Achievement of the product development targets set in the product roadmap of the Company approved by the Board of Directors for the applicable year (the "Annual Roadmap") will entitle our Chief Executive Officer to up to 10% of the annual bonus;

o	Product Quality: Achievement of the product quality targets set in the Annual Roadmap will entitle our Chief Executive Officer to up to 20% of the annual bonus;

o
Overall Performance: Achievement and performance of individual key performance indicators (KPIs) set by the Compensation Committee (and approved by the Board of Directors) for the applicable year will entitle our Chief Executive Officer to up to 10% of the annual bonus; and

o
Board's Discretion: The Board of Directors, following recommendation and approval of our Compensation Committee, may defer the payment of up to 10% of the annual bonus to which the Chief Executive Officer would otherwise be entitled in the applicable year to the following year and/or condition such payment by reaching one or more of the targets set for the following year.

Proposed Revisions to CEO Compensation – Reasons

See the discussion under "Proposed Revisions to CEO Compensation – Reasons" in Item 3 above. In addition, our Compensation Committee and Board of Directors considered, in respect of the proposed revisions in the milestones and criteria of the annual bonus described below, that such changes will better align the structure of the bonus with the key elements of our overall performance set forth in our annual budget, primarily, that since 2017, "bookings" became a key performance indicator.

Proposed Revisions to CEO Compensation - Annual Bonus

We propose to modify the milestones and criteria of the annual bonus (as opposed to the size thereof, which will remain capped at a maximum of $400,000 (or the equivalent in NIS) of Mr. Zisapel, as follows:

o	Revenues: Achievement (including overachievement) of the revenues target set in the Annual Budget will entitle our Chief Executive Officer to up to 15% of the maximum annual bonus;

o
Bookings: Achievement (including overachievement) of the "bookings" target set in the Annual Budget (bookings is generally defined in our budget to mean funds that are expected to be received from customers based on  contracts or firm accepted orders for services and/or products recorded in our ERP system) will entitle our Chief Executive Officer to up to 25% of the maximum annual bonus;

o	Profitability: Achievement (including overachievement) of the profitability target set in the Annual Budget will entitle our Chief Executive Officer to up to 20% of the maximum annual bonus;

o
Business Development: Achievement (including overachievement) of the business development targets set in the Annual Budget will entitle our Chief Executive Officer to up to 10% of the maximum annual bonus;

o
Product Development Product Quality: Achievement (including overachievement) of the product development and product quality targets set in the Annual Roadmap will entitle our Chief Executive Officer to up to 30% of the maximum annual bonus;

o
Overall Performance: Achievement (including overachievement) and performance of individual KPIs set by the Compensation Committee (and approved by the Board of Directors) for the applicable year will entitle our Chief Executive Officer to up to 10% of the maximum annual bonus; and

o
Board's Discretion: The Board of Directors, following recommendation and approval of our Compensation Committee, may defer the payment of up to 10% of the maximum annual bonus to which the Chief Executive Officer would otherwise be entitled in the applicable year to the following year and/or condition such payment by reaching one or more of the targets set for the following year.

For the sake of clarity, (i) those aforesaid payments which will be denominated in NIS, will be based on the exchange rate of NIS to U.S. dollar known on the date of the Meeting and (ii) while the total weight of all milestones and criteria can add up to 120% of the maximum annual bonus, the size of the annual bonus may not exceed $400,000.

It is hereby clarified that if this Proposal 6 is not approved, the annual bonus of Mr. Zisapel will continue according to its current terms, as described under "Background" above.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above as well as Item 3. For details about Mr. Roy Zisapel’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed revisions to the structure of the annual bonus of the President and Chief Executive Officer, as described in Item 6 of the Company’s Proxy Statement for the 2018 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal. Please confirm that you do you DO NOT have a "personal interest" in Proposal 6 by checking the "YES" box in Item 6a of the proxy card. If you do have a personal interest in Proposal 6, check the "NO" box in Item 6a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7153; fax number: +972-3-766-8982 or email gadim@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 7
RE-APPOINTMENT OF AUDITORS
(Item 7 on the Proxy Card)
Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2017, we paid E&Y approximately $341,000 for auditing and audit related services, $165,000 for tax services and $124,000 for other fees.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

REVIEW OF FINANCIAL  STATEMENTS  AND AUDITOR'S  REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2017 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2018 Annual Report may be viewed on our website – www.radware.com - or through the SEC's website at www.sec.gov .  None of the auditors' report, the consolidated financial statements, the Form 20-F, as amended or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 20-F, FOR THE YEAR ENDED DECEMBER 31, 2017, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED  TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: DORON ABRAMOVITCH, CFO.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2018 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2019 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2019 (the "2019 AGM") will include (1) the election (or reelection) of Class II directors; (2) the election or re-election of an external director of the Company for a period of three years; (3) the approval of the appointment (or reappointment) of the Company's auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2018 and the Auditors' Report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding Ordinary Shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals  for inclusion in, and for consideration at, the 2019 AGM by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg  Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the 2019 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the AGM, i.e., no later than June 6, 2019; provided that if the date of the 2019 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2018 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2019 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person( s) that controls and/or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre- announcement notice" of the 2019 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors

Dated: August 2, 2018
/s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

APPENDIX A

RADWARE LTD.

COMPENSATION POLICY

FOR

EXECUTIVE OFFICERS AND DIRECTORS

(Amended and Restated as of September 6, 2018)

RADWARE LTD.

Compensation Policy for Executive Officers and Directors

This Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or this "Policy") of Radware Ltd., an Israeli company ("we", "Radware" or the "Company"), was adopted by the Board of Directors of the Company (the "Board"), following the recommendation of the Company’s Compensation Committee (the "Compensation Committee" or the "Committee").

A.            Overview and Objectives

1.	Introduction

This Policy was adopted in accordance with the requirements of the Israeli Companies Law, 1999 (the “Companies Law”) and applies to the compensation arrangements of all "Executives," which, for purposes of this Policy, shall mean "Office Holders" (as such term is defined in the Companies Law), excluding, unless otherwise expressly indicated, Radware's non-employee directors.

2.	Objectives

We believe that compensation is a key element in our overall human resources strategy to attract, retain, reward, and motivate highly skilled individuals who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. Accordingly, this Policy was designed to correlate executive compensation with Radware's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

In light of the foregoing, the main principles and objectives that underlie this Policy, include the following:

•	Compensation should be aligned with our long-term goals. Promoting the Company's goals and purposes, its work program and its policy with a long-term view;

•
Compensation should serve to attract and retain the best executives, while maintaining our risk policy. Creating appropriate incentives to attract, retain, reward, and motivate highly skilled individuals while considering, among others, the Company's risk management policy. To that end, this Policy is designed, among others, to align the interests of the Executives with those of Radware and, at the same, creating appropriate balances, such as imposing limitations on cash bonus, commissions and equity based compensation ("Variable Pay") so as to ensure adequate control of risks;

•
Compensation should be appropriate for our business. Creating a compensation package that matches the Company's size and nature of operations, while taking into account the Company's global nature with a global workforce;

•
Compensation should be competitive. Providing a competitive compensation package to attract, retain, reward, and motivate highly skilled individuals, including by providing increased rewards for superior individual and corporate performance; and

•
Compensation should be correlated to individual as well as overall performance. With respect to Variable Pay, compensating based on the individual's contribution to achieving the Company's objectives and generating its profits, with a long-term perspective and in accordance with the individual's role and contribution to the Company.

3.	Process and Elements of Compensation

The Compensation Committee shall first determine the appropriate level of total compensation for each Executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in this Policy. In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;

•
his or her position, responsibilities and prior compensation arrangements. This includes additional compensation for such additional duties and positions in Radware which go beyond the Executive's capacity according to his or her employment agreement;

•	compensation for comparably situated executives;

•	the Executive's past performance and expected contribution to our future growth and profitability;

•	existing and previous employment agreements with the Executive;

•	the relation between the compensation of the Executive and that of other employees in Radware; and

•	any requirements prescribed by applicable law (including, for purposes of this Policy, applicable securities laws and stock exchange regulations) from time to time.

We will aim to provide fair and equitable compensation for our Executives by using various compensation elements and instruments, including base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement or termination of service arrangements.

4.	Overall Compensation - Ratio between Fixed and Variable Pay

In setting compensation of an Executive, we will attempt to balance the mix of Fixed Pay (i.e., base salary, benefits and perquisites) and Variable Pay in order to, among other things, appropriately incentivize Executives to meet Radware's goals while considering, among others, Radware's risk management policies. To that end, the table below reflects the ratio between Fixed and Variable Pay that we target under this Policy, measured on an annual basis:

	Range for Fixed Pay* out of the Total Compensation	Range for Variable Pay out of the Total Compensation**
CEO	15-40%	60-85%
Non-Sales Executives	30-60%	40-70%
Sales Executives	10-50%	50-90%

(*)  For purposes hereof, consists of base salary only.

(**) The variable component in regard of the equity-based compensation reflects the value at the date of grant.

The ratios stated in the table above represent the optimal compensation mix desired by the Company and assuming that the bonus and/or commission milestones and targets are fully achieved. Accordingly, the actual ratio may vary based on performance in the relevant year.

5.	Intra-Company Compensation Ratio

In the process of composing this Policy, we have examined the ratio between overall compensation of Executives and the average and median salaries of the other employees (including contractors and agency contractors), as well as the possible ramifications of such ratio on the work environment in Radware were examined in order to ensure, among others, that levels of executive compensation will not have a negative impact on the positive work relations in our company.

To that end, we will target a ratio where the overall compensation of each Executive, including the CEO, shall be no more than 30 times the average (and median) of the overall compensation for the other employees in such location.

B.            Base Salary, Benefits and Perquisites

1.	Base Salary

The base salary varies between Executives, and is individually determined according to, among others, the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

In addition, since a competitive base salary is essential to Radware's ability to attract and retain highly skilled professionals in the long term, we seek to establish base salary that is competitive with the base salaries paid to Executives of a peer group of companies. Accordingly, we will utilize as a reference comparative market data and practices.

For purposes of attracting and retaining high quality personnel, we may offer a signing bonus to a candidate for an executive position, which shall not exceed an amount of one annual base salary of the Executive.

2.	Benefits and Perquisites

The following benefits and perquisites may be granted to any Executive in order, among other things, to comply with local legal requirements:

•	Vacation of up to 24 days per annum;

•	Sick days of up to 30 days per annum;

•	Convalescence pay according to applicable law;

•	Monthly contribution for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

•	Radware shall contribute on behalf of the Executive to an insurance policy or a pension fund, or to a policy and a fund, as allowed by law and with reference to the practice in peer group companies;

•	Radware shall contribute on behalf of the Executive to funds toward work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

•	Life and health insurance.

For the sake of clarity, any Executives who are not based in Israel may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

In addition, we may offer additional benefits and perquisites to the Executives, which will be comparable to customary industry practices, such as: company cellular phone benefits; company car benefits; refund of business related expenses; relocation expenses; insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures.

C.	Cash Bonuses and Commissions

1.	The Objective

A compensation in the form of cash bonus(es) and/or commissions is important in aligning Executives' compensation with Radware's objectives and business goals, such that both individual performance and overall company success are rewarded.

2.	Bonuses and Commissions

Our policy is to allow annual bonus(es) and/or commissions upon the attainment of pre-set financial objectives and personal targets, pursuant to distinguishable terms for the following three Executives' populations:

CEO

•
The annual bonus of our CEO will be based upon achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plans (including product roadmap or the like) for the relevant year.

•
Such measurable criteria will initially be determined at the beginning of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria: financial results of the Company, including profits and revenues; product releases; software quality; efficiency metrics; internal and external customer satisfaction; execution of projects, etc.

•	A portion of up to 10% of the annual bonus may be based on the achievement and performance of individual key performance indicators (KPIs), as approved by the Compensation Committee and the Board.

•	In any case, the total amount of the annual bonus for the CEO will not exceed 133% of the CEO’s annual base salary.

Non-Sales Executives

•
The annual bonus of the Non-Sales Executives will be based upon achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year.

•
Such measurable criteria will initially be determined at the beginning of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria: financial results of the Company, including profits and revenues; product releases; software quality; efficiency metrics; internal and external customer satisfaction; execution of projects, etc.

•	A portion of the annual bonus may be based on the achievement and performance of pre-determined individual KPIs.

•	In any case, the total amount of the annual bonus for any Non-Sales Executive will not exceed the amount of one annual base salary of such Executive.

Sales Executives

•
The annual bonus and/or commissions of the Sales Executives will be comprised from bonuses and commissions based upon achievement of targets of revenues and/or gross profit generated by the individual and/or his/her team or division and/or the Company, as initially determined at the beginning of each fiscal year (or start of employment, as applicable).

•	In any case, the total amount of the annual bonus and commissions for any Sales Executive will not exceed the amount of four annual base salaries of such Executive.

3.	Board's Discretion; Special Bonus

•
Executives may receive a special bonus based on outstanding personal achievement as shall be approved by the Compensation Committee and the Board. Similarly, the Board may, in extraordinary conditions, reduce the bonus and commissions to which an Executive would otherwise be entitled. However, in both cases, such increase or decrease may be by no more than 20% of the bonus or commissions described above (as applicable) for any year.

4.	Compensation Recovery ("Clawback")

•
In the event of an accounting restatement, Radware shall be entitled to recover from any Executive bonus or commissions in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back. The compensation recovery will not apply to former Executives of Radware.

•	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

•	Nothing in this Section 4 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executives by virtue of applicable law or other Company practices.

D.	Equity Based Compensation

1.	The Objective

The equity based compensation for Radware's Executives is designed in a manner consistent with the underlying objectives determining the base salary and the annual bonus, its main objectives being to enhance the alignment between the Executives' interests with the long term interests of Radware and its shareholders, and to strengthen the retention and the motivation of Executives in the long term. In addition, since these equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

2.	General guidelines for the grant of awards

•	The equity based compensation may be in a form of a mixture of various types of equity based instruments, which includes, without limitation, stock options and restricted stock units.

•
The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•	Equity based compensation for Radware's Executives shall vest over a minimum of three (3) years.

•
The fair market value of the equity based compensation for the Executives will be determined according to acceptable valuation practices at the time of grant. Such fair market value shall not exceed the equivalent of five (5) annual salary for each Executive per year of vesting, on a linear basis.

•	The vesting and/or the grant of such equity based compensation may be contingent upon the increase in the market price of Radware's ordinary shares.

•
The Board may, following approval by the Compensation Committee, (1) extend the period of time for which an award is to remain exercisable as well as (2) make provisions with respect to the acceleration of the vesting period of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E.	Retirement and Termination of Service Arrangements

•
Radware may provide an Executive a prior notice of termination of up to six (6) months, during which the Executive may be entitled to all or a portion of his or her compensation elements, and to the continuation of vesting of his options or other awards. Unless the Company decides to release the Executive from this obligation, the Executive will be required to continue performing all roles and responsibilities during the notice period.

•
Radware may provide an additional adaptation or transition period during which the Executive will be entitled to up to six (6) months of continued base salary, benefits and perquisites. Additionally, the Board may, upon approval by the Compensation Committee, approve to extend the vesting of Executive's options or other awards during such period. In this regard, the Compensation Committee and Board of Directors shall take into consideration the Executive's term of employment, the Executive's compensation during employment with the Company, the Company's performance during such period, and the contribution of the Executive in achieving the Company's goals and the circumstances of termination.

•
Radware may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices, including, without limitation, release of pension and provident funds and/or manager insurance policies contributed and accrued to the benefit of such Executive through the date of termination (or, if and when there is a shortfall in the amount of such funds, including in the case of resignation, supplementing such shortfall amount) to the Executive and/or any person designated by him or her.

F.	Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Radware may exempt its Directors and Executives from the duty of care.

•
Radware may indemnify the Directors and Executives to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as shall be provided in an indemnity agreement between such individuals and Radware.

•
Radware will provide "Directors and Officers Insurance" for its Directors and Executives, with (i) aggregate coverage that will not exceed US$30 million and (ii) annual premium that shall not exceed the higher of (A) US$175,000 and (B) 15% of the prior year's annual premium, unless otherwise determined by the shareholders from time to time.

G.            Non-Employee Directors Compensation

•
The non-employee members of Radware's board may (and, in the case of statutory external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•
It is hereby clarified that such non-employee directors may be granted equity based compensation which shall vest over a period of not less than three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$450,000 per year of vesting, on a linear basis, subject to applicable law and regulations.

H.            Miscellaneous

•
This Policy was approved by the Company's shareholders on September 6, 2018, and will remain in effect for a period of three years thereafter. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

•
This Policy is designed solely for the benefit of Radware and none of the provisions thereof are intended to provide any rights or remedies to any person other than Radware. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s directors and Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.